January 23, 2012

VIA EDGAR

Valerie Lithotomos

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Permal Hedge Strategies Fund

Registration Statement on Form N-2

File Nos. 333-177961 and 811-22628

Dear Ms. Lithotomos:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Permal Hedge Strategies Fund (the “Fund”) hereby requests acceleration of the effective date of the above captioned Registration Statement so that it will become effective by 3:00 p.m., Eastern Time, on January 23, 2012 or as soon thereafter as practicable.

PERMAL HEDGE STRATEGIES FUND

/s/ Harris C. Goldblat
Name: Harris C. Goldblat Title: Assistant Secretary